

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Segolene Scarborough
Chief Financial Officer and Treasurer
Lux Health Tech Acquisition Corp.
920 Broadway, 11th Floor
New York, NY 10010

> **Re: Lux Health Tech Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2020**
> **File No. 333-249427**

Dear Ms. Scarborough:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Summary
The Offering, page 8

1. We note your disclosure on page 28 that your officers and directors have agreed not to become an officer or director of any other special purpose acquisition company with a class of securities registered under the Exchange Act until you have entered into a definitive agreement regarding your initial business combination or you have failed to complete your initial business combination within 24 months after the closing of this offering. Please tell us where such agreement is set forth. For example, we do not see a related provision in the form of letter agreement among the registrant and each director and executive officer of the registrant filed as Exhibit 10.2.

Risk Factors, page 31

2.   We note your response to prior comment 1 that you have deleted the disclosure in the registration statement that the company may pursue business combination opportunities in any sector. We also note that you have removed related risk factor disclosure. However, we also note that there do not appear to be limitations in your form of second amended and restated certificate of incorporation as to the industries or sectors that you may pursue for your initial business combination. Please restore your risk factor disclosure and reference such disclosure in the letter on page ii, or tell us why this does not present a material risk.

Exhibits

3.   We note that with respect to actions arising under the Securities Act or Exchange Act, your disclosure on pages 64 and 133 regarding the exclusive forum provision in your second amended and restated certificate of incorporation does not appear to be consistent with the scope of the provision included in the form of second amended and restated certificate of incorporation filed as Exhibit 3.3. Please revise. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please revise your disclosures at pages 64 and 133 to clarify, if true, that this provision will appear in your "second amended and restated certificate of incorporation."

4.   We note that the form of warrant agreement, filed as Exhibit 4.4, provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We note also that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson